Exhibit 99.8

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F and Registration Statement on Form S-8 (File Number 333-157279) of Transition Therapeutics Inc of our report dated September 16, 2009 relating to the consolidated financial statements and the effectiveness of internal controls over financial reporting which appears as an exhibit to this annual report on Form 40-F. We also consent to the reference to us under the heading “Interest of Experts” in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Mississauga, Canada

September 16, 2009